

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Richard Rose
Vice President, Chief Legal Officer and Secretary
Coronado Global Resources Inc.
100 Bill Baker Way
Beckley, West Virginia 25801

> **Re: Coronado Global Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 21, 2020**
> **File No. 333-239730**

Dear Mr. Rose:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note your response to prior comment 1, including your revised disclosure that you expect that the prices for your common stock that may be sold under this prospectus will be derived from the trading price of your CDIs on the ASX (as adjusted for the foreign exchange rate and the 10-to-1 ratio of CDIs to shares of common stock), until such time as your common stock begins trading on the New York Stock Exchange. However, this does not appear to be consistent with your disclosure that you intend to apply to list your common stock on the New York Stock Exchange prior to the sale of common stock under this registration statement. Please revise to clarify.

2. We note the new disclosure that you are also registering CHESS depositary interests on

this registration statement. Please expand your "Description of Capital Stock-CDIs" section, or at another appropriate area, to provide additional disclosure regarding these securities. For guidance, you may consider Item 202(f) of Regulation S-K. As examples, please include additional disclosures related to the conversion of the CDIs to common stock and voting procedures for the benefit of the CDI holders. Additionally, please tell us whether you have identified or entered into an agreement with any depositary for the CDIs. Last, revise your Exhibits Index accordingly and file the applicable documents pertaining to these securities, such as any form of CDI subscription agreement, depositary agreement and any document which describes the governing rules for the CDIs, as exhibits to this registration statement. We may have further comments upon a review of your response.

 You may contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Thomas